

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 25, 2006

Mail Stop 7010

By U.S. Mail and facsimile

Mr. Sherman McKinniss
Chairman and Chief Executive Officer
Rotonics Manufacturing Inc.
17022 South Figueroa Street
Gardena, CA 90248

> **Re: Rotonics Manufacturing Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 28, 2006**
> **File No. 001-09429**
>
> **Schedule 13E-3 filed September 28, 2006**
> **File No. 5-41743**
>
> **Form 10-K for fiscal year ended June 30, 2006**
> **File No. 001-09429**

Dear Mr. McKinniss:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that you have based the filing fee on 8,814,199 shares of common stock. We also note that it appears that your going private transaction includes the shares of common stock subject to Mr. McKinniss' put right. Please advise or revise accordingly.

2. Please revise the structure of your proxy statement so that the "Special Factors" section is at the beginning, immediately following the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

3. Please file the proxy card with your amended filing.

4. We note your indication in the notice of the meeting that that the meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card and provide the information required pursuant to Item 21 of Schedule 14A. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

5. In your letter to shareholders and elsewhere in the proxy statement where you state your belief that the merger is "fair to RMI's unaffiliated public stockholders," please revise to indicate whether the filing persons on the Schedule 13E-3 reasonably believe that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of RMI stock. See Item 1014(a) of Regulation M-A.

Questions and Answers About the Merger, page 1

6. Please revise to briefly describe the conflicts of interest that exist in this transaction. For example, describe the conflicts of interest for the continuing stockholder and members of RMI's management and any conflicts of interest related to Berman Capital's role in this transaction.

Q: What do I need to do now?, page 3

7. Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card please describe the Internet voting procedures and supplementally

provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. *See* Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov. Please also clarify the disclosure that appears under "Expenses of Proxy Solicitation" to acknowledge that you may solicit proxies via the Internet, as you currently make no mention of this method, which is required by Item 4(a)(3) of Schedule 14A.

Q: Who can help answer my questions, page 4

8. We note the phrase "for your convenience only" in the first sentence. Please advise us as to your use of this limitation in this section. Is there material information that you failed to disclose in this section? Alternatively, please delete this language.

Summary, page 5

9. Here and elsewhere in the proxy statement, you refer to the consideration being offered in the merger as being a premium to the closing price of RMI's stock on the day of the execution of the Merger Agreement. Where you make such references, please also indicate whether or not the consideration being offered in the merger is a premium to the closing price of RMI's stock as of a more recent date.

Interests of RMI's Directors and Officers in the Merger, page 6

10. With a view toward disclosure, please tell us the amount that Mr. Berman can expect to receive from Berman Capital as a result of this transaction.

11. Please also disclose whom, if you know, Mr. McKinniss intends to appoint to the Board.

Appraisal Rights, page 8

12. Briefly note that dissenting stockholders must submit their demand for appraisal before the vote on the merger.

13. Please briefly summarize the key material information that shareholders need in order exercise appraisal rights and delete your reference to "among other things." If you have disclosed the key material information shareholders need to know, then this language should be unnecessary.

RMI's Selected Historical Financial Data, page 13

14. Please revise to provide all of the information required by Item 1010(c)(1) of Regulation M-A, as specified in 210.1-02(bb)(1)(i) of Regulation S-X, including current assets, noncurrent assets, current liabilities, noncurrent liabilities, and redeemable preferred stocks and minority interests.

15. Please provide the ratio of earnings to fixed charges for the six months ended June 30, 2006. Refer to Items 1010(a)(3) and 1010(c)(4) of Regulation M-A.

Special Factors, page 19

Background of the Merger, page 19

16. We note that you indicate that Spell Capital proposed the $3.00 per share consideration. Please revise this discussion to indicate whether or not the Board or Special Committee discussed whether this price should be increased at all or, if not, how they determined this price to be one upon which they were comfortable engaging in negotiations.

17. We note your disclosure in the second sentence of the first paragraph on page 19, including the statement "among other things." Please revise to describe these things that prompted the company to explore alternatives.

18. Please revise to provide more detail as to why you selected Berman Capital to assist you in exploring strategic alternatives and disclose how Berman Capital continued to assist you, if at all, once the Board determined to enter into exclusive negotiations with Spell Capital. Please disclose how the board and the special committee resolved any conflicts of interest related to Berman Capital's relationship with your director, Marc Berman. We note that Mr. Berman abstained from voting for the going private transaction.

19. Also, please describe the experience you refer to in the second sentence of the second paragraph on page 19 that enabled Berman Capital to contact the 48 entities in connection with a possible transaction. For example, were there any other possible candidates that Berman Capital chose not to contact?

20. In the fifth paragraph on page 19, please disclose the liabilities against which Mr. McKinniss agreed to indemnify the buyer and delete the term "certain."

21. You indicate that the Board determined to form a Special Committee of three independent directors. Clarify what you mean by your reference to "independent." Is this your definition or is this the definition as applied by the

listing standards of the AMEX? If this constitutes your definition, briefly define it for readers.

22. In the fourth full paragraph on page 20, please revise to discuss the changes that RMI's Board proposed to Spell Capital, if different from those discussed at the June 25th meeting.

23. In the carry-over paragraph at the top of page 21, please explain to shareholders Briggs & Morgan's role in the merger.

24. In the first full paragraph on page 21, please revise to explain how the Special Committee came to receive proposals from the three potential financial advisors.

25. In the second full paragraph on page 21, please revise to elaborate upon the "various factors" that were considered by the Special Committee in selecting Duff & Phelps. See Item 1015(b)(2) and (3) of Regulation M-A in this regard.

26. Please revise to disclose the changes requested by the Special Committee, as referenced in the third full paragraph on page 21.

27. We note that Duff & Phelps presented a draft copy of its fairness analysis to the Special Committee on August 14th and the final analysis was provided on August 29th. Briefly discuss the differences between the two, if any.

28. Please disclose the specifics of what the Special Committee and Mr. Sandford reported to the Board during the special meeting held on August 16, 2006.

29. We note that the Special Committee made its determination as to the fairness of the transaction at the August 29th meeting. Please revise to indicate when the Board made its determination as to the fairness of the transaction.

30. Each filing person must describe the alternative means considered and why the alternatives were rejected. Please discuss what aspects of the alternative of remaining public each filing party considered and what alternate means of effecting a going private transaction each considered.

Reasons for the Recommendation of the Special Committee and the Board of Directors, page 22

31. Please clarify, if true, that the substantive, procedural and potentially negative factors described on pages 23 through 25 in this section form the bases for the conclusion of the special committee and the board that the transaction is fair to unaffiliated stockholders. Although this conclusion is discussed under

"Recommendation of the Special Committee and the Board of Directors" on page 25, it is not clear that the factors that caused the special committee and board to declare that the transaction is advisable and recommend it to stockholders for approval also informed their determination that the transaction is fair to unaffiliated stockholders, particularly considering you refer to those factors as being the ones "includ[ed]…below."

32. Please revise this discussion to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for the Special Committee's and Board's fairness determinations in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, you mention that the Special Committee and the Board considered the implied value of consideration to be received by Sherman McKinniss, however, you do not explain how that factor relates to your fairness determination. See also your discussion of the business environment.

33. The factors set forth in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness of the consideration offered in a going private transaction. If any of the listed factors were not considered by the filing parties, or were considered but not deemed relevant in the context of this transaction, this determination in and of itself may be material to shareholders' understanding of the transaction. See Question and Answer 20 and 21 in SEC Release No. 17719 (April 13, 1981). Please revise to address all of the listed factors, or to explain why they are not relevant in the context of this transaction. For example, we note that it does not appear that the Board, Special Committee or Mr. McKinniss considered historical market prices, net book value, going concern value, liquidation value or recent common stock repurchase information. We further note that, according to the disclosure that was provided on pages 14 and 64, it would appear that the historical market prices of the company's stock and the recent repurchases made by the company have been in excess of the consideration being offered; in light of this, please discuss how the Board, Special Committee and Mr. McKinniss determined that the transaction is substantively fair. We note that you acknowledge the historical prices under "Potential Negative Factors," however you do not indicate how you determined the transaction to be fair despite this potential negative factor.

34. We note that the special committee and board of directors considered the opinion of Duff & Phelps in their respective consideration of the transaction. If these persons intend to adopt the analysis of Duff & Phelps, particularly as it relates to the liquidation and discounted cash flow analyses that we are otherwise inquiring about above, this must be explicitly stated. See Item 1014(b) of Regulation M-A

and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981). This comment also applies to Mr. McKinniss's fairness determination.

35. Even if you determine not the adopt the analysis of Duff & Phelps, we note that the opinion is included as a factor in support of the Special Committee and Board's determination of substantive fairness. We further note, however, that at least one of the analyses conducted by Duff & Phelps resulted in a value that exceeds the consideration being paid in this going private transaction. Specifically, see the discounted cash flow analysis and market approach. Please elaborate upon your discussion of how Duff & Phelps's fairness opinion supports any determination that the going private transaction is fair in light of the results of these analyses.

Implied Value of Consideration to be Received by Sherman McKinniss, page 23

36. We note your disclosure on page 43 concerning Mr. McKinniss' put right. Please tell us supplementally how you factored this in to the $2.19 per share price you calculated as the implied value of the consideration to be received by Mr. McKinniss.

Procedural Factors, page 24

37. Please provide the disclosure required by Item 1014(d) of Regulation M-A as to whether or not a majority of directors who are not employees of RMI retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

38. Please revise your disclosure to address how the Board and Special Committee were able to determine that the going private transaction is procedurally fair absent the safeguard set forth in Item 1014(c) of Regulation M-A in rendering its fairness determination, especially in light of the fact that the vote is nearly assured. This comment also applies to Mr. McKinniss' fairness determination.

Potential Negative Factors, page 24

39. We note that you did not include the Special Committee in the first paragraph of this section that precedes the list of negative factors considered by the board. If the Special Committee did not consider these potential negative factors, please disclose this in your amended proxy statement. Otherwise, please revise as necessary.

Recommendation of the Special Committee and the Board of Directors, page 25

40. Please revise to clarify "the other matters" that the board considered, as

referenced in the second sentence of the first paragraph of this section.

41. We note your disclosure that the board "approved and declared . . . the merger advisable , fair to, and in the best interests of RMI and its unaffiliated public stockholders" based upon the recommendation of the special committee. To the extent that the board relied on the analyses of the special committee in making its substantive fairness determination, please revise your disclosure to clarify that the board adopted the special committee's analyses as the disclosure that appears, for example, in the first paragraph under "Substantive Factors" would seem to indicate that the Board considered it's own set of factors.

Position of Mr. McKinniss as to the Fairness of the Merger, page 26

42. You indicate here and elsewhere in the proxy statement that Mr. McKinniss believes that the consideration to be received in the merger by RMI's unaffiliated stockholders is "fair to such stockholders from a *financial point of view…*" (emphasis added). Why do you believe it is necessary to include this qualifier in his fairness determination? Please advise or revise to remove it.

Procedural Factors, page 27

43. Please tell us why you believe it's appropriate to refer to the negotiations as "arm's-length," as we believe this is inappropriate in the context of a going private transaction because, as you have acknowledged, the transaction is being entered into with interested parties.

Opinion of Financial Advisor, page 28

44. In the fourth paragraph on page 28, you state that the discussion "is not a comprehensive description of all analyses and factors considered by Duff & Phelps." Please describe the other analyses and factors that Duff & Phelps considered and delete this limitation.

45. In the second full paragraph on page 30, please disclose the basis for Duff & Phelps' assumption that the estimates, evaluations and projections relating to you were reasonably prepared and based on the good faith judgment of the furnishing person. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Duff & Phelps's reliance upon those materials to be reasonable.

46. We note the reference to budgets and projections provided to the fairness advisors for use in valuing the shares, as well as those that were prepared by Duff & Phelps with the assistance of management. These budgets and projections should

be disclosed under a separately captioned section. You should also describe the material assumptions underlying them.

47. We note that the fourth full paragraph on page 30 and the fairness opinion indicate that "[t]he basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes." Please advise us as to the intent of this statement as it would appear to be redundant in light of the second full paragraph on page 31.

Discounted Cash Flow Analysis, page 32

48. Disclose the basis for selecting the discount rates used in this analysis.

Comparable Public Company Analysis, page 33

49. Please disclose whether any companies meeting the criteria stated in the second paragraph were excluded from the analyses.

Analysis of Consideration to Mr. McKinniss, page 36

50. It appears that you have not included the text to footnotes (1) and (2) in your table on page 37 under the heading "Equity Values." Please revise to provide this missing information or delete these footnotes.

Other, page 38

51. Please confirm supplementally that RMI has not paid Duff & Phelps for any other services for the previous two years or revise to disclose such payments.

Purpose and Structure of the Merger, page 38

52. We note your indication here that the purpose of the merger is for the unaffiliated stockholders "to realize the value of their investment in the Company in cash…" This does not appear to be the purpose for the transaction as it does not explain why you have opted to terminate the registration of your common stock. In an appropriate place in this discussion, please revise to state the purpose for the going private transaction, pursuant to Item 1013(a) of Regulation M-A.

Effects of the Merger. . . , page 39

53. Quantify and state the cost savings expected to be received by the surviving company as a result of RMI's no longer being a public company. See Instruction

2 to Item 1013(d) of Regulation M-A.

54. In addition, the discussion in this section should clearly identify beneficial and detrimental effects of the transaction as such as they relate to the company, Mr. McKinniss, and the unaffiliated stockholders. For example, please state the effect of the transaction on Mr. McKinniss's interest in the net book value and net earnings of the company in accordance with Instruction 3 to Item 1013.   Also revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Merger Financing, page 43

55. Please disclose in more detail how Spell Capital intends to finance the $3.00 per share cash payment. Please also disclose whether Spell Capital now has any binding agreements in place to finance this cash payment, such that financing is assured. If financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing for Holding and MergerCo, including the required financial statements. See Instruction 2 to Item 14 of Schedule 14A.

56. Describe your plans to repay the financing you describe in the third bullet on page 44. See Item 1007(d) of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 45

57. In an appropriate place in this discussion, please ensure that you discuss the federal tax consequences of the going private transaction on Rotonics. See Item 1013(d) of Regulation M-A. Also, to the extent the tax consequences might be more beneficial than those consequences to be experienced by the rest of the stockholders consider adding the tax consequences as an interest of the affiliates that differs from those of the rest of the stockholders.

Litigation Challenging the Merger, page 46

58. Please quantify and state the monetary relief sought in the lawsuit.

Appraisal Rights, page 47

59. Please revise the first sentence of the second paragraph to clarify that the discussion includes the material information concerning appraisal rights under Delaware law. This should obviate the need to qualify this information by reference. Please then revise to delete this qualification in your revised proxy

statement.

Conditions to Completing the Merger, page 57

60. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would resolicit shareholders' votes.

Incorporation by Reference, page 67

61. We note that your aggregate market value held by nonaffiliates as of December 31, 2005 was $12,816,400. Therefore, it does not appear that you are eligible to incorporate by reference. Please revise to include all required information in your proxy statement and delete all references to incorporation by reference.

Schedule 13e-3

62. Tell us whether you believe that Holding and MergerCo are affiliates engaged in this going private transaction, considering it would appear that they will be indirectly owned by Mr. McKinniss. We note that all filing persons must comply with the requirements of Rule 13e-3 including the fairness determination and recommendation requirements. See Q& A No. 5 of SEC Release No. 34-17719 (Apr. 13, 1981) and Item II.D.3 of the Division of Corporation Finance's "Current Issues and Rule Making Projects" outline, dated November 14, 2000 available on our website at www.sec.gov.

63. We note your indication that the "filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that RMI is 'controlled' by Sherman McKinniss." Please advise us as to why you believe that this statement is necessary or, in the alternative, please remove it.

Item 16. Material to be Filed as Exhibits

64. Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by Duff & Phelps or other third parties during the course of the meetings described, and file any written reports as exhibits pursuant to Item 9 of Schedule 13E-3. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the

identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed. We note, for example, your indication that a draft copy of the fairness analysis was presented by Duff & Phelps on August 11th to the Special Committee.

65. We note that the funds necessary to complete the transaction have not been finalized. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to your Schedule 13E-3 and provide the information required pursuant to Item 1007(d) of Regulation M-A. In addition, discuss your intentions with respect to filing and disseminating revised soliciting materials, if necessary, once this financing condition is met.

Form 10-K for the period ended June 30, 2006

66. Please file an amended Form 10-K that identifies your controller or principal accounting officer.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760. You may also contact Mara Ransom, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3264.

Sincerely,

Pamela A. Long
Assistant Director

cc: Richard A. Peers, Esq. (*via facsimile* 650/324-6073)
       Marina Remennik, Esq.
       Heller Ehrman LLP
       275 Middlefield Road
       Menlo Park, CA 94025